Exhibit 99.3

Asset Acquisition Agreement

Party A (Acquiring Party): Fuzhou Golden Carnival Cultural Development Co., Ltd.

Unified Social Credit Code:

Party B (Transferor): Fengcheng Nami Cultural Tourism Technology Co., Ltd.

Unified Social Credit Code:

Given:

1. Party B legally owns all the subject assets and related rights stipulated in this Agreement, and there are no defects in title to such assets (including but not limited to mortgages, pledges, seizures, freezes, guarantees, ownership disputes, etc.). Party B has the right to transfer such assets in accordance with the law.

2. Party B has issued an “Asset Appraisal Report” for the assets to be transferred, and Party A has reviewed and approved the appraisal results and all contents of the report.

3. Party A intends to acquire the target assets owned by Party B as stipulated in this Agreement, and Party B agrees to transfer the target assets to Party A in accordance with the conditions stipulated in this Agreement. After friendly consultation, both parties, based on the principles of equality, voluntariness, fairness, good faith, and equivalent compensation, have reached the following agreement on the acquisition of assets, which shall be jointly observed.

Article 1 Target Assets

1.1 The target assets of this acquisition are all assets legally owned by Party B (for details, please refer to Annex 1, “List of Target Assets”), including but not limited to fixed assets, intangible assets, current assets (such as inventory, accounts receivable, etc.) and all rights and interests related to such assets (excluding Party B’s external debts and contingent liabilities, which shall be borne by Party B).

1.2 The quantity, quality, specifications, ownership status, etc. of the target assets shall be based on the “Asset Appraisal Report” and the attached “List of Target Assets” issued by Party B. Party A has fully understood and verified the target assets and voluntarily acquires such assets in accordance with the provisions of this Agreement, and will not raise any objections due to the actual condition of the target assets (if consistent with the “Asset Appraisal Report”).

1.3 Party B warrants that the target assets are free from any undisclosed defects in title, mortgages, pledges, seizures, freezes, or other restrictions on transfer, and that there are no third-party claims, ownership disputes, lawsuits, arbitrations, or other conflicts. If any of the above situations exist, Party B shall bear full responsibility and compensate Party A for all losses suffered as a result.

Article 2 Valuation Report and Acquisition Price

2.1 Party B has issued an “Asset Appraisal Report” for the target assets. The report is true, legal, and valid, and can objectively reflect the actual value of the target assets.

2.2 Party A acknowledges the valuation conclusion of the “Asset Appraisal Report”, and both parties confirm that the total acquisition price of the target assets is RMB 103,199,777.22 (in words: One Hundred and Three Million One Hundred and Ninety-Nine Thousand Seven Hundred and Seventy-Seven Yuan and Twenty-Two Fen).

2.3 The acquisition price is a fixed price, and Party A shall not be required to pay any other fees to Party B. All expenses related to this asset acquisition (including but not limited to appraisal fees, handling fees, etc.) shall be borne by Party B.

Article 3 Payment Method

3.1 Payment Terms: Party A shall pay the full purchase price to Party B in one lump sum within 5 working days from the date of signing this Agreement.

3.2 Party B’s account information:

Opening Bank: Ganzhou Bank

Bank account number: 2877000103010002816

Account Name: Fengcheng Nami Cultural Tourism Technology Co., Ltd.

3.3 If Party A fails to pay the full purchase price within 5 working days from the date of signing this Agreement as stipulated in this Agreement, Party A shall pay Party B a penalty of 0.5% of the overdue amount for each day of delay; if the delay exceeds 15 working days, Party B shall have the right to unilaterally terminate this Agreement, and any payments already made by Party A (if any) shall not be refunded. At the same time, Party A shall compensate Party B for all losses suffered as a result, and Party B shall also have the right to demand that Party A continue to fulfill its payment obligations.

Article 4 Asset Transfer

4.1 Handover period: Both parties shall complete the handover of all target assets within 10 working days after the signing and entry into force of this agreement.

4.2 Handover Contents: Party B shall deliver all physical assets, ownership certificates, technical documents, financial documents, and related rights certificates of the target assets to Party A. After both parties jointly verify the quantity and quality of the target assets, they shall sign an “Asset Handover Confirmation”. On the date of signing this confirmation, the ownership, related rights, and risk of loss of the target assets shall be formally transferred to Party A.

4.3 Change of Ownership: If the target assets require change of ownership registration (such as real estate, intellectual property rights, etc.), Party B shall assist Party A in handling the registration within 5 working days after the handover is completed, and the relevant expenses shall be borne by Party B; if the change of ownership registration cannot be handled or is delayed due to Party B’s reasons, Party B shall bear the liability for breach of contract.

Article 5 Rights and Obligations of Both Parties

5.1 Rights and Obligations of Party A

(1) The party has the right to receive the target assets and related materials on time in accordance with the provisions of this Agreement, and to enjoy the ownership and related rights of the target assets;

(2) The purchase price shall be paid to Party B in accordance with the terms and amount stipulated in this Agreement;

(3) Cooperate with Party B to complete the handover of the target assets and the registration of ownership change (if necessary), and provide necessary assistance;

(4) After receiving the target assets, the party shall be responsible for the management and maintenance of the target assets and bear the related expenses;

(5) The other party shall not disclose the other party’s trade secrets, financial information and the contents of this Agreement (unless otherwise agreed in writing by the other party).

5.2 Rights and Obligations of Party B

(1) The right to receive the acquisition price on time in accordance with the provisions of this Agreement;

(2) Guarantee that the ownership of the target assets is legal and clear, and that there are no defects in rights or undisclosed disputes, and guarantee that the Asset Appraisal Report and related materials provided are true, legal and valid;

(3) In accordance with the provisions of this Agreement, the transfer of the target assets shall be completed on time, and all ownership certificates, technical data, financial data, etc. of the target assets shall be provided;

(4) Assist Party A in handling the registration procedures for the change of ownership of the target assets (if necessary) and provide necessary cooperation and support;

(5) Before the handover is completed, the target assets shall be properly kept and shall not be disposed of or damaged without authorization, nor shall any defects of the target assets be concealed.

(6) Bear the risks, losses and related expenses of the target assets before the handover is completed, and bear all debts, taxes and related legal liabilities incurred before the transfer of the target assets;

(7) The other party shall not disclose the trade secrets of Party A or the contents of this Agreement (except with the written consent of Party A).

Article 7 Liability for Breach of Contract

7.1 If Party A fails to pay the acquisition price as stipulated in this Agreement, Party A shall pay Party B a penalty of 0.5‰ of the overdue amount for each day of delay; if the delay exceeds 15 working days, Party B shall have the right to terminate this Agreement, confiscate any payments already made by Party A (if any) and demand compensation from Party A for losses.

7.2 If Party B breaches this Agreement, causing Party A to be unable to enjoy ownership and related rights of the target assets, Party A shall have the right to terminate this Agreement, and Party B shall return double the amount already paid by Party A (if any) and compensate Party A for all losses.

7.3 If either party breaches its confidentiality obligations and discloses the other party’s relevant information, resulting in losses, it shall compensate the other party for all losses suffered as a result.

7.4 If either party breaches any other provision of this Agreement, it shall bear the corresponding liability for breach of contract and compensate the other party for all losses suffered as a result.

Article 8 Confidentiality Clause

8.1 All trade secrets, financial information, technical data, target asset information, and contents of this Agreement that the parties become aware of during the signing and performance of this Agreement shall be considered confidential information.

8.2 Both parties shall take reasonable confidentiality measures and shall not disclose the aforementioned confidential information to any third party unless required by law, required by government departments, or with the other party’s written consent.

8.3 This confidentiality clause shall remain in effect for three years after the termination of this Agreement. If either party breaches this confidentiality clause, it shall bear the corresponding liability for breach of contract and compensate the other party for all losses.

Article 9 Force Majeure

9.1 Force majeure as used in this Agreement means objective circumstances that are unforeseeable, unavoidable and insurmountable, including but not limited to earthquakes, floods, fires, typhoons, wars, and policy adjustments.

9.2 If this Agreement cannot be performed or is delayed due to force majeure, the party encountering the force majeure shall promptly notify the other party and provide relevant supporting documents within 3 working days after the occurrence of the force majeure. The parties may, based on the impact of the force majeure, negotiate to decide on partial performance, delayed performance or termination of this Agreement, without incurring any liability for breach of contract (but shall endeavor to minimize losses).

Article 10 Dispute Resolution

10.1 Any dispute arising during the performance of this Agreement shall first be settled amicably through negotiation between the parties; if the negotiation fails, either party shall have the right to file a lawsuit with the People’s Court at the location of Party A.

10.2 During the dispute resolution process, the parties shall continue to perform all other provisions of this Agreement except for the disputed matters.

Article 11 Other

11.1 For any matters not covered in this Agreement, the parties may enter into a supplementary agreement, which shall have the same legal effect as this Agreement; in the event of any inconsistency between the supplementary agreement and this Agreement, the supplementary agreement shall prevail.

11.2 This agreement shall come into effect on the date of signature and seal by both parties. It is made in four copies, with two copies held by Party A and two copies held by Party B, all of which have equal legal effect.

11.3 Both parties confirm that the date of signing this Agreement is March 30 , 2026 , and that the contact address and contact information of both parties are as stipulated in this Agreement. If either party changes its contact address or contact information, it shall notify the other party in writing three working days in advance; otherwise, the party making the change shall bear the adverse consequences arising therefrom.

(The following is intentionally left blank)

Party A (Seal): Fuzhou Golden Carnival Cultural Development Co., Ltd.

Legal Representative/Authorized Representative (Signature):	/s/ Fuzhou Golden Carnival Cultural Development Co., Ltd.

Signing Date: March 30, 2026

Party B (Seal): Fengcheng Nami Cultural Tourism Technology Co., Ltd.

Legal Representative/Authorized Representative (Signature):	/s/ Fengcheng Nami Cultural Tourism Technology Co., Ltd.

Signing Date: March 30, 2026

Appendix 1: List of Target Assets

Serial Number	Equipment Name	Specifications and Models	Serial Number	Equipment Number	Equipment Name
1	BMW Flying Car	1 unit	25	Management Office
2	Giant Swing		26	door
3	Children’s go-karts	10 units (FS-TLW)	27	amusement park entrance
4	Flying Tiger Cavalry	8 seats	28	Balance
5	Crazy Mouse	5 vehicles	29	Butterfly Cave
6	Rooster Roller	6 units	30	Butterfly Swing
7	Haunted House	1 seat	31	Parent-child circular track trolley
8	Pirate Ship		32	round swing
9	Motorbike boy	6 seats	33	Space Climbing
10	Battle on Shark Island	12 units, 24 seats	34	Shuizhai District
11	Little Firefighters	8 units	35	Expansion equipment
12	Happy Farm	6 units	36	Crescent Swing
13	Circular sports car	12 units	37	Water surface expansion
14	Ice rink	450 square meters	38	Four-person turn
15	Ferris wheel	24 warehouses, 42 meters	39	Top Scholar Castle
16	Bumper cars	11 units	40	swivel chair
17	gunfire	12 guns	41	rocking chair
18	Four-person electric boat	30 units	42	Rainbow Slide
19	Space Odyssey		43	Rainbow Bouncy Cloud
20	Interstellar Ball Sprayer	7 units	44	Skating World
twenty one	Carousel	24 seats	45	Wooden swing
twenty two	Rotating Tower	25 meters high, 1 set of 16 seats	46	Three people dribble in circles
twenty three	Swinging Chair		47	Jungle Adventure
twenty four	Self-controlled aircraft	12 seats	48	Light-up swing
			49	Cherry Blossom Swing
			50	geogyrometer

Party A (Seal):	/s/ Fuzhou Golden Carnival Cultural Development Co., Ltd.

Party B (Seal):	/s/ Fengcheng Nami Cultural Tourism Technology Co., Ltd.

Confirmation Date: March 30, 2026